SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                         (Amendment No.____________)(1)



                               PORTALPLAYER, INC.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                    736187204
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                                 (CUSIP Number)


                                December 31, 2004
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            (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [_] Rule 13d-1(b)

          [_] Rule 13d-1(c)

          [x] Rule 13d-1(d)


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 736187204                  13G                    Page 2 of 7 Pages


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1. NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Thomas Spiegel

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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_] (b) [ ]

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3. SEC USE ONLY


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4. CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

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  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           986,479 Shares Common Stock
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          893,207 Shares Common Stock
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         986,479 Shares Common Stock
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            893,207 Shares Common Stock
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9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,879,686 Shares Common Stock

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10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [ ]

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11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          8.1% of Common Stock (see responses to Item 4)

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12. TYPE OF REPORTING PERSON*

                                  IN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP No. 736187204                  13G                    Page 3 of 7 Pages


Item 1(a).  Name of Issuer:
            PortalPlayer, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:
            3255 Scott Boulevard, Bldg. 1
            Santa Clara, California 95054

Item 2(a).  Name of Person Filing:
            Thomas Spiegel

Item 2(b).  Address of Principal Business Office, or if None, Residence:
            9465 Wilshire Boulevard
            Suite 900
            Beverly Hills, CA 90212

Item 2(c).  Citizenship:
            Thomas Spiegel - United States

Item 2(d).  Title of Class of Securities:
            Common Stock

Item 2(e).  CUSIP Number:
            736187204

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a) [_] Broker or dealer registered under Section 15 of the Exchange Act. Not applicable.


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CUSIP No. 736187204                  13G                    Page 4 of 7 Pages



     (b) [_] Bank as defined in Section 3(a)(6) of the Exchange Act. Not applicable.

     (c)  [_] Insurance company as defined in Section 3(a)(19) of the Exchange
              Act.
              Not applicable.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.
              Not applicable.

     (e) [_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E); Not applicable.

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
              Not applicable.

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
              Not applicable.

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
              Not applicable.

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
              Not applicable.

     (j)  [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
              Not applicable.

     If this statement is filed pursuant to Rule 13d-1(b)(1)(c), check this box. [ ]
              Not applicable.

CUSIP No. 736187204                  13G                    Page 5 of 7 Pages


Item 4.  Ownership.

    Thomas Spiegel

    (a) Amount beneficially owned:

    1,879,686 shares of Common Stock. Includes 234,869 shares held by the Thomas Spiegel 1982 Trust, Anthony Spiegel Trustee, 893,207 shares held by CCF Partners II, LLC., 35,357 shares held by Carolyn J. Hamlet, as Trustee of the Music Trust dated May 25, 1999, and 221,008 shares held by SBTR, LLC which may be deemed owned by Mr. Spiegel and of which Mr. Spiegel disclaims beneficial ownership.

    (b) Percent of class:

    8.1% of Common Stock (based upon 23,090,242 shares of Issuer Common Stock issued and outstanding after giving effect to the completion of the Issuer's initial public offering, and the underwriters' exercise of their overallotment option in connection therewith, as set forth in the Issuer's Prospectus, filed on November 19, 2004 pursuant to Rule 424(b)(i) of the Securities Act of 1933, as amended.)

     (c) Number of shares as to which such person has:

         (i) Sole power to vote or to direct the vote: 986,479 shares of Common Stock.

         (ii) Shared power to vote or to direct the vote: 893,207 shares of Common Stock.

         (iii) Sole power to dispose or to direct the disposition of: 986,479 shares of Common Stock.

         (iv) Shared power to dispose or to direct the disposition of: 893,207 shares of Common Stock.


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CUSIP No. 736187204                  13G                    Page 6 of 7 Pages


Item 5.  Ownership of Five Percent or Less of a Class.
            Not applicable.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.
            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
            Not applicable.

Item 8.  Identification  and  Classification  of Members of the Group.
            Not applicable.

Item 9.  Notice of Dissolution of Group.
            Not applicable.

Item 10. Certifications.
            Not applicable.

CUSIP No. 736187204                  13G                    Page 7 of 7 Pages


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 14th day of February, 2005.


                                        /s/ THOMAS SPIEGEL
                                        ----------------------------------------
                                        Thomas Spiegel